UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Navient Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63938C108

(CUSIP Number)

EDWARD BRAMSON

STEPHEN WELKER

SHERBORNE INVESTORS MANAGEMENT LP

135 East 57th Street

New York, New York 10022

(212) 735-1000

STEVE WOLOSKY, ESQ.

KENNETH MANTEL, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 23, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,342,681
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,342,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,342,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

NEWBURY INVESTORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,342,681
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,342,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,342,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,342,681
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,342,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,342,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,342,681
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,342,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,342,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

SHERBORNE INVESTORS MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,342,681
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,342,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,342,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

EDWARD BRAMSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,342,681
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,342,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,342,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 63938C108

1	NAME OF REPORTING PERSON

STEPHEN WELKER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,342,681
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

10,342,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,342,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 63938C108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”) of Navient Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 123 Justison Street, Wilmington, Delaware 19801.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Newbury Investors LLC, a Delaware limited liability company (“Newbury Investors”), with respect to the Shares directly and beneficially owned by it;
(ii)	Sherborne Investors LP, a Delaware limited partnership (“Sherborne Investors LP”), as the managing member of Newbury Investors;
(iii)	Sherborne Investors Management LP, a Delaware limited partnership (“Sherborne Investors Management”), as the investment manager of Newbury Investors;
(iv)	Sherborne Investors GP, LLC, a Delaware limited liability company (“Sherborne GP”), as the general partner of Sherborne Investors LP;
(v)	Sherborne Investors Management GP, LLC, a Delaware limited liability company (“Sherborne Management GP”), as the general partner of Sherborne Investors Management;
(vi)	Edward Bramson, as a managing director of each of Sherborne GP and Sherborne Management GP; and
(vii)	Stephen Welker, as a managing director of each of Sherborne GP and Sherborne Management GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)        The address of the principal office of each of the Reporting Persons is 135 East 57th Street, New York, New York 10022.

(c)       The principal business of Newbury Investors is investing in securities. The principal business of Sherborne Investors LP is serving as the managing member of Newbury Investors. The principal business of Sherborne Investors Management is serving as the investment manager of Newbury Investors. The principal business of Sherborne GP is serving as the general partner of Sherborne Investors LP. The principal business of Sherborne Management GP is serving as the general partner of Sherborne Investors Management. The principal occupation of Mr. Bramson is serving as a Partner in and Portfolio Manager of Sherborne Investors Management. The principal occupation of Mr. Welker is serving as a Partner in and Director of Research of Sherborne Investors Management.

9

CUSIP No. 63938C108

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Bramson and Welker are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Newbury Investors purchased 10,342,681 Shares for approximately $203,734,263, excluding brokerage commissions, with working capital in open market transactions, except as otherwise noted herein, including in Schedule A, which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares or derivatives on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have engaged in discussions with management of the Issuer regarding the Issuer’s capital allocation and future strategic direction. The Reporting Persons intend to continue their engagement with the Issuer regarding these and other matters, and have also discussed possible board representation.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Reporting Persons’ investment strategy, the Issuer’s financial position, the price levels of the Shares, and conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with the Issuer and engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment. The Reporting Persons may also purchase additional Shares, sell some or all of their Shares, engage in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, enter into share lending or borrowing arrangements, enter into new derivative transactions, renew or extend existing derivative transactions, or incur or repay borrowings. The foregoing represents the Reporting Persons’ present intentions, which may change with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 152,132,902 Shares outstanding, as of January 31, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2022.

10

CUSIP No. 63938C108

A.	Newbury Investors

(a)	As of the close of business on March 4, 2022, Newbury Investors beneficially owned 10,342,681 Shares.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,342,681
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,342,681

(c)	The transactions in the Shares by Newbury Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Sherborne Investors LP

(a)	Sherborne Investors LP, as the managing member of Newbury Investors, may be deemed the beneficial owner of the 10,342,681 Shares owned by Newbury Investors.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,342,681
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,342,681

(c)	Sherborne Investors LP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Newbury Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Sherborne Investors Management

(a)	Sherborne Investors Management, as the investment manager of Newbury Investors, may be deemed the beneficial owner of the 10,342,681 Shares owned by Newbury Investors.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,342,681
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,342,681

(c)	Sherborne Investors Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Newbury Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

11

CUSIP No. 63938C108

D.	Sherborne GP

(a)	Sherborne GP, as the general partner of Sherborne Investors LP, may be deemed the beneficial owner of the 10,342,681 Shares owned by Newbury Investors.

Percentage: Approximately 6.8%

(c)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,342,681
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,342,681

(d)	Sherborne GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Newbury Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Sherborne Management GP

(a)	Sherborne Management GP, as the general partner of Sherborne Investors Management, may be deemed the beneficial owner of the 10,342,681 Shares owned by Newbury Investors.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,342,681
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,342,681

(e)	Sherborne Management GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Newbury Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Messrs. Bramson and Welker

(a)	Each of Messrs. Bramson and Welker, as a managing director of each of Sherborne GP and Sherborne Management GP, may be deemed the beneficial owner of the 10,342,681 Shares owned by Newbury Investors.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,342,681
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,342,681

(c)	Messrs. Bramson and Welker have not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Newbury Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

12

CUSIP No. 63938C108

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Newbury Investors has entered into certain cash-settled total return swap agreements with unaffiliated third party financial institutions as the counterparties (the “Swaps”). The Swaps constitute economic exposure to an aggregate of 18,473,983 notional Shares, representing approximately 12.1% of the outstanding Shares, and mature on various dates commencing July 31, 2023 and continuing through February 12, 2024, subject to Newbury Investors’ and the counterparties’ ability to terminate the Swaps early.

The Swaps provide Newbury Investors with economic results that are comparable to the economic results of ownership, but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of any Shares that may be owned by the counterparties. Taking into account the Swaps, the Reporting Persons have economic exposure in an amount equivalent to 28,816,664 Shares in the aggregate, representing approximately 18.9% of the outstanding Shares.

Depending on various factors including, without limitation, the Reporting Persons’ investment strategy, the Issuer’s financial position, the price levels of the Shares, and conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the foregoing arrangements as they deem appropriate, including, without limitation, extending the maturity date of the Swaps or terminating a portion or all of the Swaps prior to their current maturity date.

On March 4, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated March 4, 2022.

13

CUSIP No. 63938C108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2022

Newbury Investors LLC

By:	Sherborne Investors LP, its managing member

By:	Sherborne Investors GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

Sherborne Investors LP

By:	Sherborne Investors GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

Sherborne Investors Management LP

By:	Sherborne Investors Management GP, LLC, its general partner

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

Sherborne Investors GP, LLC

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

14

CUSIP No. 63938C108

Sherborne Investors Management GP, LLC

By:	/s/ Stephen Welker
	Name:	Stephen Welker
	Title:	Managing Director

/s/ Edward Bramson
Edward Bramson

/s/ Stephen Welker
Stephen Welker

15

CUSIP No. 63938C108

SCHEDULE A

Transactions in Shares During the Past 60 Days

Nature of Transaction	Number of Shares Purchased/(Sold)	Price per Share	Date of Purchase/Sale

NEWBURY INVESTORS LLC

Purchase of Shares	101,543	21.95	1/4/2022
Purchase of Shares(1)	3,100,000	21.92	1/5/2022
Purchase of Shares	164,494	17.83	2/23/2022
Purchase of Shares	447,339	17.23	2/24/2022
Purchase of Shares	365,429	18.20	2/25/2022
Purchase of Shares	348,499	17.57	2/28/2022
Purchase of Shares	308,032	17.03	3/1/2022
Purchase of Shares	267,902	17.45	3/2/2022
Purchase of Shares	191,355	17.12	3/3/2022
Purchase of Shares	217,269	16.48	3/4/2022

___________________

(1)	Shares purchased in a private transaction.

16